                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                          WALSHIRE ASSURANCE COMPANY
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)


                                   933132102
                                (CUSIP Number)

                                Orin S. Kramer
                             Kramer Spellman, L.P.
                         2050 Center Avenue, Suite 300
                             Fort Lee, New Jersey
                                     07024
                                (201) 592-1234
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 15, 1995
             (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].






















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SCHEDULE 13D

CUSIP No. 933132102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kramer Spellman L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                     a[ ]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    7.   SOLE VOTING POWER

                              None

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                  285,660
 OWNED BY
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH                      None

                    10.  SHARED DISPOSITIVE POWER
                              285,660

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          285,660

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.75%

14.  TYPE OF REPORTING PERSON*
          PN

















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SCHEDULE 13D

CUSIP No. 933132102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Orin S. Kramer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                     a[ ]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    7.   SOLE VOTING POWER

                         None

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             285,660
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON                 None
   WITH
                    10.  SHARED DISPOSITIVE POWER
                         285,660

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          285,660

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.75%

14.  TYPE OF REPORTING PERSON*
          IN


















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SCHEDULE 13D

CUSIP No. 933132102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jay Spellman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                     a[ ]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    7.   SOLE VOTING POWER

                         None

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             285,660
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON                 None
   WITH
                    10.  SHARED DISPOSITIVE POWER
                         285,660

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          285,660

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.75%

14.  TYPE OF REPORTING PERSON*
          IN


















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Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Walshire Assurance Company, a Pennsylvania corporation (the "Company"). Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13D also relates to the shares of Common Stock issuable upon conversion of 5,000 shares of the Company's 6 % Cumulative Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"). Each share of Preferred Stock is currently convertible into 3.75 shares of Common Stock. The principal executive offices of the Company are located at 3350 Whireford Road, York, Pennsylvania 17402.

Item 2.   Identity and Background

          The Statement is being filed by (1) Kramer Spellman L.P., a Delaware limited partnership ("KS"), (2) Orin S. Kramer, a United States citizen, in his capacity as one of the two general partners of KS ("Mr. Kramer"), and (3) Jay Spellman, a United States citizen, in his capacity as one of the two general partners of KS ("Mr. Spellman"). KS, Mr. Kramer and Mr. Spellman are sometimes collectively referred to herein as the "Reporting Persons".
          KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal offices of KS are located at 2050 Center













































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Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer and Mr. Spellman.
          The shares of Common Stock which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner and managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts").
          None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amounts of Funds or Other Consideration

          The Partnerships and Managed Accounts expended an aggregate of approximately $3,946,249 (including brokerage commissions, if any) to purchase the 285,660 shares of Common Stock held by them, which includes $250,000 to purchase the 18,750 shares of Common Stock issuable upon conversion of the Preferred Stock. The Partnerships and Managed Accounts regularly effect purchases of securities through margin accounts maintained for them with Morgan Stanley & Co. Incorporated, which extends











































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margin credit to the Partnerships or Managed Accounts, as the case may be, as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time.
          The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
The Reporting Persons do not believe they possess material inside information concerning the Company. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations,













































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management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. However, none of the Reporting Persons intends to seek control of the Company or participate in the management of the Company.
          Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.
          Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer

          (a)-(b)   On the date of this Statement:
          (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 285,660 shares of Common Stock, which includes 18,750 shares of Common Stock issuable upon conversion of the Preferred Stock, by virtue of his position as one of the











































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1.
two general partners of KS. Such shares represent 7.75% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.
          (i) Mr. Spellman has Beneficial Ownership of 285,660 of Common Stock, which includes 18,750 shares of Common Stock issuable upon conversion of the Preferred Stock, by virtue of his position as one of the two general partners of KS. Such shares represent 7.75% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.
          (ii) KS has Beneficial Ownership of 285,660 shares of Common Stock, which includes 18,750 shares of Common Stock issuable upon conversion of the Preferred Stock, by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 7.75% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.
          The percentages used herein are calculated based upon the 3,665,902 shares of Common Stock stated to be issued and outstanding, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, plus an additional 18,750 shares of Common Stock issuable upon conversion of the Preferred Stock.













































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          (c)  The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.
          (d) Not applicable.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits

          Exhibit 99.1:  Joint Filing Agreement among the Reporting Persons.

          Exhibit 99.2: Subscription Agreement relating to the Purchase of the 5,000 shares of Preferred Stock.



















































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Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 1995.



                         KRAMER SPELLMAN L.P.



                         By:  /s/ Orin S. Kramer
                              Name: Orin S. Kramer
                              Title: a General Partner



                         By:  /s/ Jay Spellman
                              Name: Jay Spellman
                              Title: a General Partner



                          /s/ Orin S. Kramer
                              Orin S. Kramer


                          /s/ Jay Spellman
                              Jay Spellman



































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                                                       Schedule I


Date             Shares Purchased            Price Per Share

7/13/95                3,000                    $16.675
7/17/95                2,000                     16.675
7/21/95                2,500                     16.560
9/15/95               30,000                     16.375
9/15/95               12,000                     16.154
9/18/95               35,000                     16.250
9/19/95               45,000                     16.310






















































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                                 Exhibit Index

Exhibit                                                Page No.

Exhibit 99.1:  Joint Filing Agreement, dated                14
               September 14, 1995, among Kramer Spellman, L.P.,
               Orin S. Kramer and Jay Spellman

Exhibit 99.2:  Subscription Agreement                       15
               relating to the Purchase of the 5,000 shares of Preferred Stock